UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

----------------------------

FORM T-3/A

----------------------------

Amendment No. 1

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

YELLOW MEDIA INC.

(“Issuer”)

8254320 Canada Inc.
(“Parent Guarantor”)

Yellow Pages Group Corp.
YPG (USA) Holdings, Inc.
Yellow Pages Group, LLC
Wall2Wall Media Inc.
(“Subsidiary Guarantors”)

(Name of Applicants)

16 Place du Commerce, Nuns’ Island
Verdun, Québec
Canada H3E 2A5
1 (877) 956-2003

(Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURES TO BE QUALIFIED

TITLE OF CLASS	AMOUNT
9% Senior Secured Notes Due 2018 Senior Subordinated Exchangeable Debentures Due 2022	CAN$775.0 million CAN$102.5 million

Approximate date of proposed issuance:

As soon as practical after the Final Order of the Court
(as defined herein) becomes final

Name and address of agent for service:

Corporation Service Company
2711 Centerville Road
Suite 400
Wilmington, DE 19808

With copies to:

Jean Marc Huot Stikeman Elliott LLP 1155 Rene-Levesque Blvd West Suite 4000 Montreal, Quebec H3B 3V2 Tel: (514) 397-3000 Fax: (514) 397-3222	Jane Goldstein, Esq. Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199-3600 Tel: (617) 951-7000 Fax: (617) 951-7050

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (1) the 20th day after the filing of a further amendment which specifically states that it shall supersede this application for qualification or (2) such date as the Securities and Exchange Commission (the “SEC”), acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicants.

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to Form T-3, initially filed with the Securities and Exchange Commission on August 31, 2012 (File No. 022-28978) (the “Application”), is being filed on behalf of Yellow Media Inc. and the other applicants listed above (collectively, the “Applicants”). This Amendment is to file the Exhibits that are filed herewith and to update the Contents of Application for Qualification and the Exhibit Index. This Amendment is not intended to amend or delete any other part of the Application. All other information in the Application is unchanged and has been omitted from this Amendment.

ITEM 1.     GENERAL INFORMATION.

The information contained in Item 1(a) is amended to reflect the following:

The Company intends to change its name, concurrent with the consummation of the Recapitalization and the issuance of the Senior Secured Notes and the Exchangeable Debentures, from Yellow Media Inc. to YPG Financing Inc.

ITEM 2.     SECURITIES ACT EXEMPTION APPLICABLE.

The definition of “Debtholder Consideration” in the description of the Recapitalization and the Plan is amended to reflect the following change to the principal amount of the securities to be issued under the indentures to be qualified under this Application:

1)	The principal amount of the Senior Secured Notes issued will be CAN$775.0 million.

2)	The principal amount of the Exchangeable Debentures will be CAN$102.5 million.

All references in the Application to the “Senior Secured Notes” or the “Notes” shall refer to such revised initial principal amount of CAN$775.0 million, and all references in the Application to the “Exchangeable Debentures” or the “Debentures” shall refer to such revised initial principal amount of CAN$102.5 million.

ITEM 4.     DIRECTORS AND EXECUTIVE OFFICERS.

The information contained in Item 4 pertaining to New Yellow Media is amended as follows:

New Yellow Media

Name	Position
Sean Dunphy*	Director, President and Corporate Secretary
Marc P. Tellier**	President and Chief Executive Officer
Ginette Maillé**	Chief Financial Officer
François D. Ramsay**	Senior Vice President – General Counsel and Secretary
Catherine Caplice**	Vice President – Customer Experience
Douglas A. Clarke**	Senior Vice President – Sales
Suzanne Daneau**	Vice President – Human Resources
Nicolas Gaudreau**	Chief Marketing Officer
Marie-Josée Lapierre**	Assistant Secretary
René Poirier**	Chief Information Officer
Stephen Port**	Vice President – Corporate Performance
D. Lorne Richmond**	Vice President – Operations and Supply Chain
Paul T. Ryan**	Chief Technology Officer
Pierre Van Gheluwe**	Treasurer
Daniel Verret**	Vice President and Corporate Controller

*Following the closing of the Recapitalization, Sean Dunphy will resign from all positions at New Yellow Media and the board of directors of New Yellow Media will consist Craig Forman, Robert MacLellan, Kalpana Raina, David Lazzarato, Martin Nisenholtz, Michael G. Sifton, David G. Leith, Judith A. McHale, Marc P. Tellier.

**Expected to be appointed following the closing of the Recapitalization.

ITEM 9.     OTHER OBLIGORS.

Yellow Media, New Yellow Media and their respective subsidiaries will not implement the Alternative Steps descripted in the Application, and therefore the Senior Secured Notes and the Exchangeable Debentures will (as described in the initial Application) be issued by Yellow Media and not New Yellow Media.

CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises:

(a)	Pages numbered 1 to 4, consecutively.

(b)	The statement of eligibility and qualification on Form T-1 of The Bank of New York Mellon, as trustee under the Indentures to be qualified (included as Exhibit 25.1 hereto).

(c)	The following exhibits in addition to those filed as part of the statement of eligibility and qualification of The Bank of New York Mellon:

Exhibit Number	Document
Exhibit T3A.1*	Articles of Arrangement of Yellow Media Inc.
Exhibit T3A.2*	Articles of Continuance of Yellow Pages Group Corp.
Exhibit T3A.3*	Articles of Incorporation of YPG (USA) Holdings, Inc.
Exhibit T3A.4*	Certificate of Amendment of the Articles of Incorporation of YPG (USA) Holdings, Inc.
Exhibit T3A.5*	Articles of Formation of Yellow Pages Group, LLC (formerly YPG Systems, LLC)
Exhibit T3A.6*	Certificate of Amendment of the Articles of Formation of Yellow Pages Group, LLC (formerly YPG Systems, LLC)
Exhibit T3A.7*	Articles of Incorporation of Wall2Wall Media Inc. (formerly 7823118 Canada Inc.)
Exhibit T3A.8*	Certificate of Amendment of the Articles of Incorporation of Wall2Wall Media Inc. (formerly 7823118 Canada Inc.)
Exhibit T3A.9*	Articles of Incorporation of 8254320 Canada Inc.
Exhibit T3B.1*	By-laws of Yellow Media Inc.
Exhibit T3B.2*	By-laws of Yellow Pages Group Corp.
Exhibit T3B.3*	By-laws of YPG (USA) Holdings, Inc.
Exhibit T3B.4*	Limited Liability Agreement of Yellow Pages Group, LLC (formerly YPG Systems, LLC)
Exhibit T3B.5*	By-laws of Wall2Wall Media Inc. (formerly 7823118 Canada Inc.)
Exhibit T3B.6***	By-laws of 8254320 Canada Inc.
Exhibit T3C.1***	Form of Senior Note Indenture among Yellow Media Inc., as Issuer, 8254320 Canada Inc., as Parent Guarantor, each of the Subsidiary Guarantors named therein and the Trustees
Exhibit T3C.2***	Form of Exchangeable Debentures Indenture among Yellow Media Inc., as Issuer, 8254320 Canada Inc., as Parent Guarantor, each of the Subsidiary Guarantors named therein and the Trustees
Exhibit T3D***	Final Order of the Superior Court of Québec, Commercial Division
Exhibit T3E.1*	Notice of Meetings and Management Proxy Circular, dated July 30, 2012
Exhibit T3E.2*	Letter to Shareholders and Debtholders of Yellow Media and Amendment to the Debtholders’ Arrangement Resolution
Exhibit T3E.3**	Form of Letter of Transmittal
Exhibit T3E.4**	Amended and Restated Plan of Arrangement, to replace the current Appendix “C” to Exhibit T3E.1
Exhibit T3E.5**	Yellow Media Inc. Press Release, dated September 4, 2012.
Exhibit T3E.6**	Yellow Media Inc. Press Release, dated September 6, 2012.
Exhibit T3E.7**	Yellow Media Inc. Press Release, dated September 7, 2012.
Exhibit T3E.8**	Yellow Media Inc. Press Release, dated September 10, 2012.
Exhibit T3E.9**	Yellow Media Inc. Press Release, dated September 19, 2012.
Exhibit T3E.10**	Yellow Media Inc. Press Release, dated September 28, 2012.
Exhibit T3E.11**	Yellow Media Inc. Press Release, dated October 17, 2012.
Exhibit T3F***	TIA Cross Reference Sheet (included in Exhibit T3C.1 and T3C.2)
Exhibit 25.1**	Statement of eligibility and qualification on Form T-1of The Bank of New York Mellon, as U.S. Trustee under the Indentures to be qualified

*         Previously filed with the Form T-3.

**       Filed herewith.

***    To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act, each of the Applicants below, corporations or limited liability companies, as applicable, each organized and existing under the laws of Canada, or in the case of YPG (USA) Holdings, Inc. and Yellow Pages Group LLC, organized and existing under the laws of the State of Delaware, have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized, and their seal to be hereunto affixed and attested, all in the City of Verdun in the Province of Quebec, Canada, on the 24th day of October, 2012.

(SEAL)	YELLOW MEDIA INC.
Attest: /s/Kathleen Vernaillen Name: Kathleen Vernaillen	By: /s/Marie-Josee Lapierre Name: Marie-Josee Lapierre Title: Authorized Signing Officer
(SEAL)	YELLOW PAGES GROUP CORP.
Attest: /s/Kathleen Vernaillen Name: Kathleen Vernaillen	By: /s/Marie-Josee Lapierre Name: Marie-Josee Lapierre Title: Authorized Signing Officer
(SEAL)	YPG (USA) HOLDINGS, INC.
Attest: /s/Kathleen Vernaillen Name: Kathleen Vernaillen	By: /s/Marie-Josee Lapierre Name: Marie-Josee Lapierre Title: Authorized Signing Officer
(SEAL)	YELLOW PAGES GROUP, LLC
Attest: /s/Kathleen Vernaillen Name: Kathleen Vernaillen	By: /s/Marie-Josee Lapierre Name: Marie-Josee Lapierre Title: Authorized Signing Officer
(SEAL)	WALL2WALL MEDIA INC.
Attest: /s/Kathleen Vernaillen Name: Kathleen Vernaillen	By: /s/Marie-Josee Lapierre Name: Marie-Josee Lapierre Title: Authorized Signing Officer
(SEAL)	8254320 CANADA INC.
Attest: /s/Kathleen Vernaillen Name: Kathleen Vernaillen	By: /s/Sean Dunphy Name: Sean Dunphy Title: Authorized Signing Officer

EXHIBIT INDEX

Exhibit Number	Document
Exhibit T3A.1*	Articles of Arrangement of Yellow Media Inc.
Exhibit T3A.2*	Articles of Continuance of Yellow Pages Group Corp.
Exhibit T3A.3*	Articles of Incorporation of YPG (USA) Holdings, Inc.
Exhibit T3A.4*	Certificate of Amendment of the Articles of Incorporation of YPG (USA) Holdings, Inc.
Exhibit T3A.5*	Articles of Formation of Yellow Pages Group, LLC (formerly YPG Systems, LLC)
Exhibit T3A.6*	Certificate of Amendment of the Articles of Formation of Yellow Pages Group, LLC (formerly YPG Systems, LLC)
Exhibit T3A.7*	Articles of Incorporation of Wall2Wall Media Inc. (formerly 7823118 Canada Inc.)
Exhibit T3A.8*	Certificate of Amendment of the Articles of Incorporation of Wall2Wall Media Inc. (formerly 7823118 Canada Inc.)
Exhibit T3A.9*	Articles of Incorporation of 8254320 Canada Inc.
Exhibit T3B.1*	By-laws of Yellow Media Inc.
Exhibit T3B.2*	By-laws of Yellow Pages Group Corp.
Exhibit T3B.3*	By-laws of YPG (USA) Holdings, Inc.
Exhibit T3B.4*	Limited Liability Agreement of Yellow Pages Group, LLC (formerly YPG Systems, LLC)
Exhibit T3B.5*	By-laws of Wall2Wall Media Inc. (formerly 7823118 Canada Inc.)
Exhibit T3B.6***	By-laws of 8254320 Canada Inc.
Exhibit T3C.1***	Form of Senior Note Indenture among Yellow Media Inc., as Issuer, 8254320 Canada Inc., as Parent Guarantor, each of the Subsidiary Guarantors named therein and the Trustees
Exhibit T3C.2***	Form of Exchangeable Debentures Indenture among Yellow Media Inc., as Issuer, 8254320 Canada Inc., as Parent Guarantor, each of the Subsidiary Guarantors named therein and the Trustees
Exhibit T3D***	Final Order of the Superior Court of Québec, Commercial Division
Exhibit T3E.1*	Notice of Meetings and Management Proxy Circular, dated July 30, 2012
Exhibit T3E.2*	Letter to Shareholders and Debtholders of Yellow Media and Amendment to the Debtholders’ Arrangement Resolution
Exhibit T3E.3**	Form of Letter of Transmittal
Exhibit T3E.4**	Amended and Restated Plan of Arrangement, to replace the current Appendix “C” to Exhibit T3E.1
Exhibit T3E.5**	Yellow Media Inc. Press Release, dated September 4, 2012.
Exhibit T3E.6**	Yellow Media Inc. Press Release, dated September 6, 2012.
Exhibit T3E.7**	Yellow Media Inc. Press Release, dated September 7, 2012.
Exhibit T3E.8**	Yellow Media Inc. Press Release, dated September 10, 2012.
Exhibit T3E.9**	Yellow Media Inc. Press Release, dated September 19, 2012.
Exhibit T3E.10**	Yellow Media Inc. Press Release, dated September 28, 2012.
Exhibit T3E.11**	Yellow Media Inc. Press Release, dated October 17, 2012.
Exhibit T3F***	TIA Cross Reference Sheet (included in Exhibit T3C.1 and T3C.2)
Exhibit 25.1**	Statement of eligibility and qualification on Form T-1of The Bank of New York Mellon, as U.S. Trustee under the Indentures to be qualified

*            Previously filed with the Form T-3.

**          Filed herewith.

***       To be filed by amendment.